FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        July  2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 19, 2006

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

July 18, 2006	NEWS RELEASE 06–16	MAE – TSX MNG – AMEX

Miramar Continues to Progress toward Large Pit Concept with Land Drilling at Madrid
– Best Hole Ever at Hope Bay at Naartok with intercept of 9.3 g/t Au over 93.5m –
– Continuity of mineralization established along Naartok and Rand gap –

VANCOUVER — Miramar Mining Corporation today announced more significant results from the 2006 drilling program at its Hope Bay Project in Nunavut. The bulk of the program is centred within the Madrid district, where drills are testing for continuation of the known mineralized zones to determine whether there is support for the possibility of a large pit concept at Madrid. As all drills moved off the ice and on to land based targets, drilling encountered significant mineralization between the Naartok/Rand gap and continues to extend mineralization at Naartok East. Limited exploration has also identified the Madrid alteration package in a 250m step out hole north of the Madrid trend.

Hole 06PMD448 was drilled targeting the Naartok East deposit approximately 100m from 2005 drill hole 05PMD328 which returned 11.6 g/t Au over 66.5m and approximately 65m from hole 05PMD274 which encountered 9.8 g/t over 64.2m.. Hole 06PMD448 encountered 9.31 g/t Au over 93.5m. True width is estimated to be at least 75% of core length. One narrow (0.3m) very high grade sample from hole 06PMD448 was reduced from 918 g/t (26 ounces per ton) to 200 g/t for composite averaging.. This has become a significant infill hole at the Naartok east deposit and is expected to upgrade the existing resource within this zone.

Other significant results at Naartok include hole 06PMD451 an exploration hole drilled 250m to the north of the limits of drilling at Naartok East encountered anomalous gold values (0.6 g/t Au over 22m) but more importantly has intersected the Madrid alteration package in an area not yet explored and will be a prime exploration target for the summer 2006 drill program

“Our work at Madrid this year will help us to determine the potential for a second phase of contemplated production at Hope Bay,” said Tony Walsh, Miramar’s President and CEO. “Our Madrid drilling continues to meet or exceed our expectations and the outline for a potential large pit continues to develop. In today’s gold environment, Madrid has the potential to be viably economic on its own. The possible synergies to be gained by owning the whole belt and having one central infrastructure for processing add significantly to the potential economics of a possible pit at Madrid, especially when the higher grade ores from Boston and Doris can be processed through the same facility. By the end of 2006 we expect to outline several scenarios for potential production anchored at Madrid”.

The objective of Miramar’s 2006 exploration campaign at Hope Bay is to define a second phase of production following the proposed Doris North Project which is now in the permitting process. Modelling of the Madrid area (which includes the Naartok, Rand and Suluk deposits) indicated the potential for much larger scale operations than contemplated earlier. Drilling is focused on determining the continuity in the gaps between these deposits as well as infill drilling the previously identified mineralization. The objective of these efforts is to ultimately determine the optimal through put for any contemplated mill as a second phase.

The winter program was designed to complete drilling off the lake which primarily tested the Suluk targets. The results achieved at Suluk and in the Suluk/Rand gap exceeded expectations, as reported in Miramar news releases dated May 23, 2006 and June 20, 2006.

The spring drilling moved to land targeting the Naartok/Rand gap, infill drilling in Naartok East and exploration drilling at Naartok looking for an extension to the deposit. Initial drill results from the Rand/Naartok gap area indicate the mineralization is generally continuous between Rand and Naartok with grades and widths which could support and enhance contemplated large open pit scenarios. See the table of highlights below.

2006 Madrid Program
The goals of the campaign are to:

•	seek to expand existing resources to enhance project economics
•	upgrade resources by infill drilling
•	aggressively seek to extend the Madrid system
•	complete initial drilling to determine the potential for a Large Pit Concept

A program of ice based infill and expansion drilling around the key Madrid zones has been underway since mid-March to meet these objectives. The Madrid holes were reported in Miramar news releases dated May 25, 2006 and June 20, 2006 which can be found on the company website at www.miramarmining.com. Results for the new holes are presented below.

Rand and Rand Gap Areas
Drilling at Rand infilled between wide spaced holes in higher grade zones and extended mineralization on strike and down dip into gap areas between Naartok, Rand and Suluk. This drilling has demonstrated that the mineralized system with low to moderate values has continuity between our resource areas and in the process has also intersected shallow zones of significant grades and thicknesses. Some significant results to date include 06PMD432 returning 3.6 g/t gold over 19.1m and 06PMD446 returning 20.8 g/t Au over 17.8m.

Rand and Rand Gap Highlights:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06PMD432	Rand/Naartok Gap	122.3	141.4	19.1	3.6
06PMD440	Rand/Naartok Gap	50.8	92.3	41.5	3.2
06PMD445	Rand	187.2	199.1	11.9	3.5
06PMD446	Rand/Naartok Gap	35.7	53.3	17.8	20.8

Naartok Expansion and Infill
Drilling at Madrid has shifted to the Naartok-Rand gap and Naartok expansion areas. Initial drill targets are larger stepout holes utilizing two core drills. The Naartok drilling will expand from three to six drills in mid July.

Additionally large stepout drilling evaluating the stratigraphic package hosting the Naartok resources is underway. The first of these holes has returned anomalous gold values, 0.6 g/t gold over 22m, in similar style alteration in a 250m step north from the northernmost 2005 Naartok East drill hole. This relatively shallow drilling indicates potential to locate new resources on the northern Madrid Trend.

Naartok Highlights:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06PMD448	Naartok East	222.5	316.0	93.5	9.3

Suluk and South Suluk
All results have now been received for the final ice based holes in the Suluk and South Suluk areas. These final holes focussed on completing a drill fence in the area between Suluk and South Suluk, infill drilling around previously reported strongly mineralized holes in the Suluk deposit and completing additional holes in the gap areas. This drilling has demonstrated that the mineralizing system with low to moderate values has continuity between our resource areas and in the process has also intersected shallow zones of significant grades and thicknesses.

Suluk Highlights:

Hole ID	Area	From (m)	To (m)	Length (m)	Au (g/t)
06PMD431	Rand/Suluk gap	113.3	130.0	16.7	4.6
06PMD435	Suluk	308.5	324.7	16.2	5.4

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,”“believes,” “intends,” “estimates,” “projects,”“aims,” “potential,” “goal,” “objective,”“prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could”or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572   Fax: (604) 980-0731   Toll Free: 1-800-663-8780    Email:  info@miramarmining.com

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

06PMD431	Rand/Suluk Gap	113.3	130.0	16.7	4.6
Including		115.5	123.0	7.5	8.3
And		165.5	167.0	1.5	9.0

06PMD432	Rand	122.3	141.4	19.1	3.6
Including		135.6	141.4	5.8	5.1

06PMD433	Suluk	277.4	281.0	3.6	3.8
Including		277.4	278.2	0.8	7.7

06PMD434	Rand/Suluk Gap	95.6	100.3	4.7	1.1

06PMD435	Suluk	292.9	301.0	8.1	1.1
And		308.5	324.7	16.2	5.4
Including		316.7	320.2	3.5	18.4

06PMD436	Rand	32.0	37.5	5.5	1.1

06PMD437	Rand	212.4	217.5	5.1	1.1

06PMD438	Rand	37.1	38.6	1.5	4.6

06PMD439	Rand	149.2	158.5	9.3	2.1
And		184.2	190.2	6.0	1.3

06PMD440	Rand	19.9	26.3	6.4	5.3
Including		19.9	21.0	1.1	10.2
And		50.8	92.3	41.5	3.2
Including		82.2	89.0	6.8	7.1

06PMD441	Rand	127.0	139.1	12.1	3.7
Including		134.5	137.5	3.0	8.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

06PMD442	Rand	19.0	67.3	48.3	2.8
Including		19.0	29.7	10.7	3.9
Including		21.8	23.0	1.2	5.61
Including		25.2	28.2	3.0	6.3
Including		32.4	45.1	12.7	2.6
Including		36.0	38.0	2.0	7.4
Including		47.5	67.3	19.8	3.0
Including		62.8	65.8	3.0	6.7

06PMD443	Rand	136.8	138.3	1.5	3.6
And		141.3	149.5	8.2	2.9
Including		145.8	147.3	1.5	5.4
And		152.5	156.7	4.2	2.4
Including		153.0	153.4	0.4	15.5
And		161.9	178.3	16.4	3.6
Including		161.9	164.4	2.5	6.4
Including		168.9	170.4	1.5	6.4
Including		173.4	174.9	1.5	6.5

06PMD444	Rand	20.0	40.6	20.6	3.2
Including		24.3	29.1	4.8	6.0
And		51.9	61.7	9.8	1.3
And		70.2	78.3	8.1	1.7

06PMD445	Rand	7.1	13.2	6.1	3.6
Including		10.1	11.6	1.5	7.0
And		187.2	199.1	11.9	3.5
Including		188.9	191.3	2.4	7.9
And		203.6	205.9	2.3	3.0

06PMD446	Rand	35.7	38.7	3.0	3.0
And		41.7	53.3	11.6	30.5
Including		41.7	47.2	5.5	62.2
And		58.3	67.0	8.7	1.7

06PMD447	Rand	335.0	338.0	3.0	3.1
And		350.0	360.5	10.5	2.5
Including		357.5	359.0	1.5	5.0

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)

06PMD448	Naartok East	222.5	316.0	93.5	9.3
Including		229.2	229.5	0.3	918.0
Including		228.0	229.5	1.5	114.3
Including		240.0	242.4	2.4	117.5
Including		254.0	265.0	11.0	13.0
Including		278.5	282.4	3.9	8.8
Including		303.5	311.5	8.0	15.7
And		344.0	345.5	1.5	5.0
And		352.0	362.5	10.5	1.6

06PMD449	Rand	101.0	102.5	1.5	2.7
		128.0	133.7	5.7	2.1

06PMD450	Naartok East	Assays Pending

06PMD451	Naartok East	301.1	323.5	22.4	0.6
Including		311.5	316.0	4.5	1.0

06PSD126	South Suluk	107.5	112.5	5.0	1.8
And		256.2	258.0	1.8	1.9
And		325.9	326.5	0.6	5.7
And		345.8	347.0	1.2	3.5
And		367.7	368.0	0.3	10.7

06PSD127	South Suluk	149.5	157.0	7.5	3.7
Including		149.5	154.0	4.5	5.6

*	Composite intervals for hole 06PMD448 utilize a reduced value for the sample interval 229.2 to 229.5. Original assay 918 g/t and composites are averaged using a reduced assay of 200 g/t

MIRAMAR
MINING CORPORATION
Drill Hole Location Map
2006 Drill Hole Current Release
2006 Drill Hole Previous Release
0
200
400
meters
N
433000 mE
433500 mE
434000 mE
434500 mE
7551500 mN
7551000 mN
7550500 mN
7550000 mN
Naartok East
Naartok West
Medium Pits
Large Pit
Rand North
Rand South
Suluk
M451
M450
M448
M434
M431
M435
M433